Exhibit 99.1

Rockford Mutual Insurance Company Selects Sapiens ReinsurancePro to Enhance Efficiency and Mitigate Claims Leakage

Sapiens’ automation of the reinsurer’s processes ensures financial stability and operational excellence

Rochelle Park, NJ, August 6, 2024  – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that Rockford Mutual Insurance Company has selected Sapiens ReinsurancePro to fully automate their reinsurance management processes, to maximize efficiency and profitability, and mitigate costly claims leakage.

ReinsurancePro’s strong automation and highly transparent, efficient platform will enable Rockford Mutual to seamlessly conduct auditable processing, manage complex reinsurance transactions, and quickly respond to new reinsurance offerings. Sapiens’ automated solution systematically eliminates complexities within treaties by balancing the appropriate coverage with the rising costs of coverage, enabling Rockford Mutual to track, bill, recover reinsurance, and capture data appropriately.

A longtime Sapiens customer, Rockford Mutual selected Sapiens ReinsurancePro to achieve their reinsurance business objectives, in conjunction with Sapiens FinancialPro and StatementPro solutions that they currently use.

“Sapiens’ automation solution gives us full control over our processing, reporting, and auditability, and ensures that we have the tools in place to prevent potential claims leakage,” said Tiffany Herron, Rockford Mutual’s Assistant Vice President of Financial Services. “We needed a solution that allowed for ease of use across the company, to make the processing easier for our accounting and claims departments.”

“We are proud to be Rockford Mutual’s partner of choice for the automation of their reinsurance processes, and to optimize their retention levels by empowering a reinsurance program that’s financially stable and reportable,” said Roni Al-Dor, Sapiens President and CEO. “Our value-added solutions and services are created to empower our customers to grow in a competitive climate.”

Sapiens ReinsurancePro efficiently automates the underwriting and administration of reinsurance, including treaty and facultative, ceded, assumed, and retroceded reinsurance. Created and designed exclusively for the reinsurance market, Sapiens ReinsurancePro manages the entire range of reinsurance contracts and activities for all lines of business.

About Rockford Mutual Insurance Company

Rockford Mutual Insurance Company provides products and services in the states of Illinois, Wisconsin and Indiana with a reputation and financial stability obtained by over 100 years of business. Rockford Mutual is committed to the Independent Agency System and all of the company’s business is produced through a network of local independent agents who understand the needs of their customers. For more information, please visit www.rockfordmutual.com

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About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent insurance software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. We help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative SaaS offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success. Visit our website at www.sapiens.com

Investor and Media Contact

Yaffa Cohen-Ifrah
Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:  the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic,  and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, to be filed in the near future, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

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